BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

02 MAY 20 AM 10: 12

To: SEC Headquarters
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif.
Direzione di Gruppo
Affari Societari GFM/fg

Data
May 16th , 2002

02034220

SUPPL

File n.°: 82-4855

Oggetto: **PRESS RELEASES**

herewith enclosed, we send you the press releases concerning 1st quarterly report and Gruop Reorganisation Project, both english translations and original versions.

Yours faithfully,

BANCA POPOLARE DI LODI
DIREZIONE DI GRUPPO.
AFFARI SOCIETARI

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

dlw 5/20

Press release – Lodi, 14 May 2002
(english translation)

Gruppo Bipielle Quarterly Report

Positive trend confirmed
Net profit up by 17.05%

- **profit from ordinary operations -** Euro 40.7 mn **(+2.16%)**
- **net profit -** Euro16.4 mn **(+17.05%)**
- **net interest income -** Euro 194.5 mn **(+11.99%)**
- **income from banking activities -** Euro 292 mn **(+2.65%)**
- **customer loans -** Euro 20,066 mn **(+8.09%)**
- **direct deposits -** Euro 22,314 mn **(+20.57%)**

The Board of Directors of Banca Popolare di Lodi met yesterday under the chairmanship of Giovanni Benevento and approved the results for the first quarter of 2002.
At a consolidated level, the Bipielle Group made a net profit of 16.4 mn euro, compared with 14.01 mn euro in 1st quarter 2001, an increase of 17.05%, while the profit from ordinary operations comes to 40.7 mn euro, up 2% on the same period last year.
1st quarter 2002 shows a constant improvement in profitability, helped by the progress made in restructuring the Bipielle Group.
Of the main captions in the income statement, it is worth pointing out the positive trend in net interest income, which is 12% up to 194.5 mn euro, and in income from banking activities, which is 2.65% up to 291.9 mn euro.
Income from services, on the other hand, continues to be affected by the negative trend on financial markets, dropping by 12% compared with March 2001, while asset management comes to 13,741 mn euro, compared with 13,687 mn euro at the end of last year (+0.40%). In this area there has been a 9% increase in insurance products and 3% growth in portfolio management.
By way of confirmation of the particular attention paid to holding down costs and boosting efficiency, there has been a positive trend in administrative expenses, coming in at 174.6 mn euro, practically the same as the previous quarter; The cost/income ratio has fallen below the threshold of 60% compared with 63% at the end of last year.
Loan writedowns and provisions show an increase of 13%, bearing witness to the Group's prudent approach to credit management.
These results were also achieved despite a considerable increase in the tax burden, partly due to the cancellation of the benefits provided under the "Ciampi Law".
Tax planning also forms part of the Group restructuring plan, already approved by the Board of Directors, with a view to minimising the tax burden and reducing the impact on the income statement.

CONSOLIDATED INCOME STATEMENT

Amounts in millions of Euro

Consolidated income statement	31.03.02	31.03.01 PF	Change
Net interest income	194.512 Euro	173.692 Euro	11.99%
Income from banking activities	291.895 Euro	284.357 Euro	2.65%
Personnel costs	97.639 Euro	96.964 Euro	0.70%
Operating profit	117.226 Euro	110.217 Euro	6.36%
Profit from ordinary operations	40.7 Euro	39.8 Euro	2.16%

Net profit	16.4 Euro	14.01 Euro	17.05%

Turning to the balance sheet, total assets amount to 36,438 mn euro, compared with 35,443 mn euro at the end of December 2001, with an increase of 2.8% (+5% year on year).
Customer loans have increased by 8.09% to 20,066 mn euro, from 18,564 mn euro in the same period last year, while net non-performing loans as a proportion of total loans have fallen to 1.83% from 1.97% at the end of last year.
Customer funds under administration have grown by 8.38% to reach 45,285 mn euro, compared with 41,782 in 2001, while total funds under administration come to 75,748 mn euro compared with 76,954 (-1.57%).
Within this figure, direct deposits come to 22,314 mn euro (+20.57% on March 2001), while indirect deposits are also up (+2% on 4th quarter 2001), coming in at 22,971 mn euro.

CONSOLIDATED BALANCE SHEET

Amounts in millions of Euro

Consolidated balance sheet	31.03.02	31.03.01 PF	Change
Total assets	36,438 Euro	34,617 Euro	5.26%
Customer loans	20,066 Euro	18,564 Euro	8.09%
Shareholders' equity	1,754 Euro	1,339 Euro	31.06%
Direct deposits	22,314 Euro	18,507 Euro	20.57%
Indirect deposits	22,971 Euro	23,274 Euro	-1.30%
Net non-performing loans to total loans	1.83%	1.81%	

Operational structure

In the first 3 months of 2002 the operational structure of the Bipielle Group saw further reinforcement: the number of branches has increased by 15 (11 of Banca Popolare di Lodi, 3 of Cassa di Risparmi di Livorno, 1 Banca Popolare di Lodi London Branch) rising from 679 to 694, to which have to be added the 15 of Banca Popolare del Trentino which joined the Group in April.
Thanks to the new openings in the last two months, the Bipielle Group now has a network of 720 branches.
The number of employees went down from 7,232 to 7,188.

Main events of the Bipielle Group in 2002

- **January 2002**

Banca Popolare di Lodi's interest in Investimenti Immobiliari Lombardi rises to 19.93%.
The additional 9.95% in Investimenti Immobiliari Lombardi, equal to 4,725,150 shares, was bought from the Hopa Group at a price of 5 euro per share, for a total of 23.5 million euro. On signing the agreement, Banca Popolare di Lodi stake in Investimenti Immobiliari Lombardi rose to 19.93%.

- **February 2002**

Agreement signed between Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano.
Letter of intent stipulated between Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano to consolidate the relationships that already exist between the Bipielle Group and Cassa di Risparmio di Bolzano, Bipielle Fondicri SGR's commercial partner in the field of asset management and Eurovita's in the field of bancassurance. One of the key elements of the agreement is that Banca Popolare di Lodi should buy a 20% stake in the share capital of Cassa di Risparmio di Bolzano S.p.A.
Banca Valori S.p.A. inaugurated in Brescia.
Banca Valori S.p.A., the Bipielle Group's new private bank in which the shareholders include the Hopa Group and other investors from Brescia, opens for business in prestigious premises in Brescia's Corso Palestro.

- **March 2002**

"Banca Popolare di Lodi London Branch" inaugurated
The Bipielle Group arrives in London's important financial market with its own affiliate, called "Banca Popolare di Lodi London Branch". This was possible thanks to the acquisition of Banco di Napoli's London branch situated at 1 Moorgate, in the centre of the City.
Spin-off of its real estate assets completed for 418 mn euro
The Bipielle Group completed the spin-off of its real estate assets by transferring properties held by Group companies to Bipielle Immobili S.p.A. The transfer involved more than 1,200 units, for a total value of 418 million euro. At the same time Bipielle Immobili S.p.A., which already owned buildings worth 183 million euro, changed its articles of association, taking the name of Bipielle Real Estate S.p.A.
Takeover bid for Banca Popolare del Trentino completed successfully
The friendly takeover bid for 100% of Banca Popolare del Trentino was completed with a take-up rate of 99.2%, a total investment of around 150 million euro, paid 50% in cash and 50% in shares of Banca Popolare di Lodi.
The Bipielle Group Reorganisation Plan was launched
The plan to restructure the Bipielle Group by business area, with the retail network banks on the one hand and the product companies on the hand, was approved.
The plan, which was presented to the financial community, will make it possible to simplify the corporate structure, raise profitability and increase value for all of the shareholders. The plan will lead to the formation of two new companies, Bipielle Retail, which will control all Group companies involved in traditional banking activities, and Bipielle Investimenti, which will operate in Investment Banking, with Efibanca and Bipielle Santander SIM; in Consumer Banking, with Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR and Bipielle Ducato Leasing; and in Estate Services, with Bipielle Real Estate.

- **May 2002**

Agreement signed with the trade unions to access the "Solidarity Fund":
Agreements signed with trade union representatives of Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa, Cassa di Risparmi di Livorno and Cassa di Risparmio di Imola, so as to gain access to the "Solidarity Fund". These initiatives form part of a specific plan to cut overlapping costs at all Group companies. They will ensure, where possible, a generation change that will also affect the Parent Bank. The Reorganisation Plan, which has already involved the Sicilian network of Banca Popolare di Lodi and ICCRI-BFE, will be gradually extended to all companies in the Bipielle Group; in the end it could affect a total of 700 people, approximately 10% of the total staff of 7,232.

Comunicato stampa - Lodi, 15 maggio 2002

Relazione trimestrale Gruppo Bipielle
Confermato il trend positivo
Utile netto in crescita del 17,05%

- **utile ordinario** - Euro 40,7 mln. **(+2,16%)**
- **utile netto** - Euro 16,4 mln. **(+17,05%)**
- **margine d'interesse** - Euro 194,5 mln. **(+11,99%)**
- **margine d'intermediazione** - Euro 292 mln. **(+2,65%)**
- **impieghi verso clientela** - Euro 20.066 mln. **(+8,09%)**
- **raccolta diretta** - Euro 22.314 mln. **(+20,57%)**

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di ieri sera i risultati del primo trimestre 2002.
A livello consolidato, il Gruppo Bipielle registra un utile netto di 16,4 mln di Euro, contro i 14,01 mln di euro del primo trimestre 2001, con un incremento del 17,05%, mentre l'utile da attività ordinarie si attesta a 40,7 milioni di Euro, in crescita del 2% rispetto allo stesso periodo dello scorso anno.
Il primo trimestre 2002 evidenzia un costante miglioramento reddituale grazie anche ai progressi sul fronte della ristrutturazione del Gruppo Bipielle.
Tra le principali voci di conto economico, da segnalare l'andamento positivo del margine d'interesse, che sale del 12% attestandosi a 194,5 mln di euro e del margine d'intermediazione, che cresce del 2,65% raggiungendo i 291,9 mln di euro.
Il margine da servizi continua invece a risentire dell'andamento negativo dei mercati finanziari, flettendo del 12% rispetto a marzo 2001, mentre il risparmio gestito raggiunge 13.741 mln di euro, contro i 13.687 mln di euro di fine anno (+0,40%). Nel comparto si registra un incremento del 9% dei prodotti assicurativi e del 3% delle gestioni patrimoniali.
A conferma della particolare attenzione rivolta al contenimento dei costi e al recupero di efficienza, si segnala la dinamica positiva delle spese amministrative che si mantengono a quota 174,6 mln di euro, praticamente invariate rispetto al trimestre 2001; il cost income ratio scende sotto la soglia del 60% contro il 63% di fine anno.
Le rettifiche su crediti e gli accantonamenti registrano un incremento del 13%, a testimonianza della prudenziale politica rivolta alla gestione del credito.
I risultati suddetti sono stati conseguiti pur in presenza di un deciso aumento del carico fiscale anche a seguito dell'annullamento dei benefici previsti dalla "legge Ciampi".
In relazione al progetto di ristrutturazione di Gruppo, già approvato dal Consiglio di Amministrazione, sono inoltre al vaglio interventi per ottimizzare il carico fiscale e ridurre l'impatto sul conto economico.

DATI ECONOMICI CONSOLIDATI

Importi in milioni di **Euro**

Dati economici consolidati	**31.03.02**	**31.03.01**(Pro-forma)	**Variazione**
Margine d'interesse	194,512 Euro	173,692 Euro	11,99%
Margine di intermediazione	291,895 Euro	284,357 Euro	2,65%
Costi del personale	97,639 Euro	96,964 Euro	0,70%
Risultato di gestione	117,226 Euro	110,217 Euro	6,36%
Utile attività ordinarie	40,7 Euro	39,8	2,16%
Utile netto	16,4 Euro	14,01 Euro	17,05%

A livello patrimoniale, l'attivo si attesta a 36.438 mln euro, rispetto ai 35.443 mln di euro di dicembre 2001, con un incremento del 2,8% e in crescita del 5,26% nel raffronto anno su anno.
I crediti verso clientela sono saliti del 8,09%, a 20.066 mln di euro, dai 18.564 mln di euro dello stesso periodo dello scorso anno, mentre le sofferenze nette su impieghi scendono all'1,83% dall'1,97% di fine anno.
La massa amministrata da clientela cresce del 8,38% raggiungendo i 45.285 mln di euro, rispetto ai 41.782 del 2001, quella totale si attesta invece a 75.748 mln di euro contro i 76.954 (-1,57%).
In tale ambito la raccolta diretta è pari a 22.314 mln di euro con un incremento del 20,57% rispetto a marzo 2001, così come la raccolta indiretta registra aumento del 2% rispetto al quarto trimestre del 2001, attestandosi a 22.971 mln di euro.

DATI PATRIMONIALI CONSOLIDATI

Importi in milioni di **Euro**

Dati patrimoniali consolidati	31.03.02	31.03.01	Variazione
Totale attivo	36.438 Euro	34.617 Euro	5,26%
Crediti verso clientela	20.066 Euro	18.564 Euro	8,09%
Patrimonio netto	1.754 Euro	1.339 Euro	31,06%
Raccolta diretta	22.314 Euro	18.507 Euro	20,57%
Raccolta indiretta	22.971 Euro	23.274 Euro	-1,30%
Sofferenze nette su impieghi	1,83%	1,81%	

Struttura operativa

Nel dei primi 3 mesi del 2002 la struttura operativa del Gruppo Bipielle ha registrato un ulteriore consolidamento: il numero degli sportelli ha subito un incremento di 15 unità (11 della Banca Popolare di Lodi, 3 della Cassa di Risparmi di Livorno, 1 Banca Popolare di Lodi London Branch) passando da 679 a 694, ai quali si aggiungeranno i 15 della Banca Popolare del Trentino.
In virtù anche delle inaugurazioni degli ultimi due mesi il Gruppo Bipielle disporrà quindi di una rete di oltre 720 sportelli.
Il numero dei dipendenti è sceso dai 7.232 a 7.188.

Lodi, 15 maggio 2002

Principali eventi del Gruppo Bipielle nel 2002

- **Gennaio 2002**

Banca Popolare di Lodi sale al 19,93% di Investimenti Immobiliari Lombardi
Acquisita dal Gruppo Hopa un'ulteriore quota del 9,95% di Investimenti Immobiliari Lombardi, pari a n. 4.725.150 azioni, al prezzo in 5 euro per azione, per un investimento complessivo di 23,5 milioni di euro. Con il perfezionamento dell'accordo la partecipazione detenuta dalla Banca Popolare di Lodi nel capitale della Investimenti Immobiliari Lombardi sale al 19,93%.

- **Febbraio 2002**

Siglato accordo con la Fondazione Cassa di Risparmio di Bolzano
Sottoscritto il protocollo d'intesa tra la Banca Popolare di Lodi e la Fondazione Cassa di Risparmio di Bolzano per consolidare i rapporti di partnership già esistenti tra il Gruppo Bipielle e la Cassa di Risparmio di Bolzano, partner commerciale nel settore del risparmio gestito con Bipielle Fondicri SGR e della bancassurance con Eurovita. In particolare, il protocollo prevede l'acquisizione da parte della Banca Popolare di Lodi di una partecipazione pari al 20% del capitale della Cassa di Risparmio di Bolzano S.p.A..

Inaugurata a Brescia Banca Valori S.p.A.
Prende il via a Brescia, nella prestigiosa sede di Corso Palestro, l'attività di Banca Valori S.p.A., la nuova banca private del Gruppo Bipielle, che vede la partecipazione nel capitale del Gruppo Hopa e di alcuni soci bresciani.

- **Marzo 2002**

Al via "Banca Popolare di Lodi London Branch"
Il Gruppo Bipielle approda sulla prestigiosa piazza finanziaria di Londra con una propria filiale denominata "Banca Popolare di Lodi London Branch". L'ingresso si concretizza con l'acquisizione del ramo d'azienda della filiale londinese del Banco di Napoli, presso la sede sita in 1 Moorgate, nel centro della City londinese.
Perfezionata operazione di spin off immobiliare per 418 milioni di euro
Il Gruppo Bipielle perfeziona l'operazione di spin off immobiliare attraverso il conferimento del patrimonio immobiliare detenuto dalle società del Gruppo in Bipielle Immobili S.p.A. Il conferimento ha riguardato oltre 1.200 unità immobiliari, per un valore complessivo di 418 milioni di Euro. Contestualmente Bipielle Immobili S.p.A., che già deteneva un patrimonio immobiliare di 183 milioni di euro, modifica il proprio statuto, assumendo la denominazione di Bipielle Real Estate S.p.A.
Conclusa con successo l'Opas sulla Banca Popolare del Trentino
Si conclude con un'adesione pari al 99.2% l'Opas amichevole lanciata dalla Banca Popolare di Lodi sul 100% del capitale della Banca Popolare del Trentino, per un investimento complessivo di circa 150 milioni di euro, corrisposti 50% cash e 50% azioni Banca Popolare di Lodi.
Varato il piano di ristrutturazione del Gruppo Bipielle
Approvato il progetto di ristrutturazione del Gruppo Bipielle secondo aree di business individuate da una parte nelle banche rete retail e dall'altra nelle società prodotto.
Il piano, presentato alla comunità finanziaria, permetterà di semplificare la struttura societaria, di accrescere la redditività e creare valore per tutti gli azionisti. Il progetto porterà alla costituzione di due società, Bipielle Retail, che deterrà il controllo di tutte le società che svolgono attività bancaria tradizionale, e Bipielle Investimenti, società quotata, che sarà attiva nell'*Investment Banking*, con Efibanca e Bipielle Santander SIM; nel *Consumer Banking*, con Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR e Bipielle Ducato Leasing; e nell'*Estate Services,* con Bipielle Real Estate.

- **Maggio 2002**

Siglato accordo sindacale per l'accesso al Fondo Solidarietà
Sottoscritti gli accordi per accedere al "Fondo di Solidarietà" con le rappresentanze sindacali della Cassa di Risparmio di Lucca, la Cassa di Risparmio di Pisa, la Cassa di Risparmi di Livorno e la Cassa di Risparmio di Imola. Le iniziative avviate rientrano in un preciso obiettivo di taglio dei costi comune a tutte le aziende del Gruppo e garantiranno, laddove possibile, un ricambio generazionale che interesserà anche la Capogruppo. Il piano di ristrutturazione, che ha già coinvolto la rete siciliana della Banca Popolare di Lodi e ICCRI-BFE, verrà progressivamente esteso a tutte le aziende del Gruppo Bipielle e potrebbe riguardare, alla fine, un totale di 700 risorse, su 7.232, pari a circa il 10% del personale.

FILE n. 82-4855

Press release – Lodi, 15 May 2002
(english translation)

Banca Popolare di Lodi Board Meeting
Go-ahead given to the Bipielle Group Reorganisation Project

The Bipielle Group Reorganisation Project, which was approved by the Board of Directors of Banca Popolare di Lodi on 20 March last, is now going ahead. As communicated on 21 March, the plan aims to improve profitability and create value for all shareholders; it will lead to the formation of two new sub-holding companies, Bipielle Retail S.p.A., which will control all Group companies involved in traditional banking activities, and Bipielle Investimenti S.p.A., which will operate in Investment Banking, with Efibanca and Bipielle Santander SIM; in Consumer Banking, with Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR and Bipielle Ducato Leasing; and in Estate Services, with Bipielle Real Estate.

Concentration of the Bipielle Group's non-banking equity investments will firstly take place through the acquisition by Banca Popolare di Lodi of a majority stake in Investimenti Immobiliari Lombardi Spa - a listed company - by launching a takeover bid at a price of Euro 4.38, subsequently merging it with ICCRI – BFE, the company resulting from the merger of Bipielle Center, Bipielle Ducato and ICCRI-Banca Federale Europea with Banca Popolare di Crema, as already approved by their respective shareholders' meetings on 12 April 2002. IIL will remain listed on the stock exchange even after the merger, controlled by Banca Popolare di Lodi, and will change its name to **Bipielle Investimenti S.p.A.** .

In connection with this operation, the Board of Directors of Banca Popolare di Lodi took note of the resolutions passed by the current **Banca Popolare di Crema** (as the company to be merged) and **Investimenti Immobiliari Lombardi** (as the company doing the merging) and of the consent expressed by the current ICCRI-BFE; then, without prejudice to the fact that only the boards of these companies have the power to approve the merger project, based on the balance sheet situations as of 31 December 2001, and the related share exchange ratio, BPL's board expressed its approval that the exchange ratio should be:

> **13 IIL shares,** of par value Euro 1.04 each, for **1 ICCRI-Banca Federale Europea share,** of par value Euro 2.58 each, ICCRI-BFE being understood to be the company resulting from the merger of Bipielle Center, Bipielle Ducato and the current ICCRI-Banca Federale Europea with the current Banca Popolare di Crema;

In addition, as a result of developments in the technical and juridical aspects of the project, the Board of Directors decided to separate the role of Bipielle Partecipazioni in this operation from that of ICCRI-BFE. A feasibility study has in fact been launched to look into the possibility of merging Bipielle Partecipazioni with Banca Popolare di Lodi (parent bank), once the latter has achieved 100% control.

Today, Banca Popolare di Lodi has also signed contracts with IIL's major shareholders, namely Fin-Ber S.p.A. and Hopa S.p.A., with a view to buying from them 10.02% and 20.15% of IIL's share capital, respectively. In this way, Banca Popolare di Lodi, which currently holds 19.93% of IIL's share capital and 29.95% of the voting rights, will come to own 50.10% of IIL's voting shares.

These purchases, which represent a stage in the Bipielle Group's Reorganisation Project, will become effective on transfer of the shares by the third working day after the last of the approvals from the Supervisory Authorities (i.e. the Bank of Italy and the Antitrust Board) has been received. As already announced in a preceding press release dated 21 March 2002, today also saw the signing and immediate implementation of other agreements with the major shareholders of IIL, which provide for:

- their non-participation in the takeover bid for the IIL shares that they own:
- an undertaking by them to vote at the IIL shareholders' meeting in favour of the merger plan for IIL to absorb ICCRI-BFE;
- an undertaking to vote in favour of any increase in capital that may be decided with exclusion of option rights reserved to the market, with a view to reconstituting or increasing the float of IIL shares.

As a result of these agreements, BPL is obliged to launch a compulsory takeover bid in accordance with art. 109 ("friendly acquisition") of the Finance Consolidation Act (the "Bid"), an obligation that BPL also complies with on behalf of the other signatories of these agreements; this is because the prerequisites for application of this article exist, as BPL has acquired IIL shares during the twelve months prior to the stipulation of said agreements (the last occasion being 31 January 2002, when BPL bought 4,725,150 ordinary shares of IIL, i.e. 9.95% of its share capital at a price of 5 euro per share).

As already mentioned in the preceding press release on 21 March 2002, **the amount paid for the Bid and for the shares bought on an individual basis comes to 4.38 euro per IIL share**, as approved by the Board on 20 March 2002. Taking account of the shares bought on an individual basis and assuming that the Bid is accepted in full, BPL's interest would rise from its current level of 19.93% to a maximum of 60.15%. In light of the above, and unless the Supervisory Authorities decide otherwise, it is expected that BPL will launch the Bid as required by law, i.e. within 30 days of the agreements being signed.

Lodi, 15 May 2002

Comunicato stampa – Lodi, 15 maggio 2002

CdA Banca Popolare di Lodi
Via libera al progetto di ristrutturazione del Gruppo Bipielle

Il progetto di ristrutturazione del Gruppo Bipielle, approvato dal consiglio di amministrazione lo scorso 20 marzo, entra nella fase di realizzazione. Come comunicato al mercato in data 21 marzo 2002, il piano, finalizzato ad aumentare la redditività e creare valore per tutti gli azionisti, **consentirà di semplificare la struttura societaria del Gruppo Bipielle attraverso due** sub-holding di partecipazioni, **Bipielle Retail S.p.A.**, che deterrà il controllo di tutte le società che svolgono attività bancaria tradizionale, e **Bipielle Investimenti S.p.A.** che sarà attiva nell'***Investment Banking***, con Efibanca e Bipielle Santander SIM; nel ***Consumer Banking***, con Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR e Bipielle Ducato Leasing; e nell'***Estate Services,*** con Bipielle Real Estate.
L'accentramento delle partecipazioni non bancarie del Gruppo Bipielle avverrà dapprima mediante l'acquisizione da parte di Banca Popolare di Lodi del controllo maggioritario del capitale sociale di Investimenti Immobiliari Lombardi Spa ("IIL") - società quotata sul mercato azionario – e quindi attraverso il **lancio di un'OPA al prezzo di euro 4,38** e successiva fusione per incorporazione nella IIL della ICCRI – BFE, società risultante dalla fusione per incorporazione di Bipielle Center, Bipielle Ducato e dell'attuale ICCRI-Banca Federale Europea nella attuale Banca Popolare di Crema, già approvata dalle rispettive assemblee, in data 12 aprile 2002. IIL rimarrà quotata anche dopo la fusione, sarà controllata da Banca Popolare di Lodi ed assumerà la denominazione di **Bipielle Investimenti S.p.A.** .
In relazione a questa operazione il Consiglio di amministrazione della Banca Popolare di Lodi ha preso atto delle delibere della attuale **Banca Popolare di Crema (quale incorporanda)** e di **Investimenti Immobiliari Lombardi** (quale incorporante) e della condivisione espressa dalla attuale ICCRI-BFE e ha approvato, - ferma la competenza esclusiva degli organi delle suddette società in merito alla approvazione del progetto di fusione, sulla base delle situazioni patrimoniali al 31 dicembre 2001, e del relativo rapporto di concambio - che il rapporto di cambio sia:

> **n. 13 azioni IIL**, da nominali Euro 1,04 cadauna, per **n. 1 azione ICCRI-Banca Federale Europea**, da Euro 2,58 cadauna, intendendosi per ICCRI- Banca Federale Europea la società risultante dalla fusione per incorporazione di Bipielle Center, Bipielle Ducato e dell'attuale ICCRI-Banca Federale Europea nell'attuale Banca Popolare di Crema.

Inoltre, in seguito all'evoluzione degli aspetti tecnico-giuridici del progetto, il CdA ha deliberato di separare nell'operazione, il ruolo di Bipielle Partecipazioni da quello di ICCRI-BFE. Ha infatti avviato lo studio finalizzato alla realizzazione della fusione di Bipielle Partecipazione nella Capogruppo Banca Popolare di Lodi dopo che quest'ultima ne avrà conseguito il controllo totalitario.
La Banca Popolare di Lodi, in data odierna, ha inoltre provveduto alla sottoscrizione dei contratti con i maggiori azionisti di IIL, e in particolare Fin-Ber S.p.A. e Hopa S.p.A., volti all'acquisizione rispettivamente del 10,02% e del 20,15% del capitale sociale di IIL. In tal modo la Banca Popolare di Lodi, che oggi detiene il 19,93% del capitale di IIL, e il 29,95% dei diritto di voto, avrà la proprietà del 50,10% del capitale di IIL con i relativi diritti di voto.
Detti acquisti che costituiscono una fase del progetto di ristrutturazione del Gruppo Bipielle diventeranno efficaci, mediante il trasferimento delle azioni, entro il terzo giorno lavorativo successivo al ricevimento dell'ultima delle autorizzazioni delle autorità competenti (i.e. Banca d'Italia e Antitrust). Come già anticipato nel precedente comunicato del 21 marzo 2002, sempre in data odierna sono stati sottoscritti e divengono efficaci gli accordi, con i maggiori azionisti di IIL, che prevedono:
- la non adesione degli stessi all'OPA sulle azioni IIL di loro proprietà:
- l'impegno degli stessi a votare nell'assemblea di IIL a favore del progetto di fusione per incorporazione di ICCRI-BFE in IIL;
- l'impegno a deliberare a favore di un eventuale aumento di capitale con esclusione del diritto d'opzione riservato al mercato e finalizzato alla ricostituzione o all'incremento del flottante delle azioni IIL.
In conseguenza di detti accordi Bipielle è tenuta a promuovere un'offerta pubblica di acquisto obbligatoria ai sensi dell'art. 109 (acquisto di concerto) del T.U.F. (l'"Offerta"), obbligo a cui Bipielle adempie anche per conto degli altri sottoscrittori di detti accordi, ricorrendone i relativi presupposti applicativi, in quanto Bipielle ha acquistato azioni IIL nell'arco dei dodici mesi antecedenti la stipulazione di detti accordi (in ultimo il 31 gennaio 2002, data in cui Bipielle ha acquistato n. 4.725.150 azioni ordinarie IIL pari al 9,95% del capitale sociale della stessa al prezzo di euro 5 per azione).

Come già indicato nel precedente comunicato stampa del 21 marzo 2002, **il corrispettivo sia dell'Offerta sia degli acquisiti a titolo individuale è di Euro 4,38 per ciascuna azione IIL**, come deliberato dal Consiglio il 20 marzo 2002. Tenendo conto degli acquisti a titolo individuale e ipotizzando una integrale

adesione all'Offerta, la partecipazione della Capogruppo potrà salire dall'attuale 19,93% a massimo il 60,15%. Alla luce di quanto sopra, si prevede che, salvo le determinazioni della autorità competenti, l'Offerta verrà promossa da Bipielle nei termini di legge, e cioè nei trenta giorni dalla data di sottoscrizione dei predetti accordi.

Lodi, 15 maggio 2002